100 Wood Hollow Drive

Novata, CA 94945

(800) 462-2700

GreenPoint Mortgage

Exhibit I

Management's Assertion Regarding Compliance

With Minimum Servicing Standards

As of and for the year ended December 31, 2002, GreenPoint Mortgage Funding, Inc. (the "Company"), a wholly-owned subsidiary of GreenPoint Bank, has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers.

As of and for this same period, GreenPoint Bank maintained on behalf of the Company, errors and omissions and employee fidelity bond insurance policies in the amount of $20,000,000 and $50,000,000, respectively.

March 27, 2003

Dennis Tussey

Dennis Tussey

Servicing Manager

David Petrini

David Petrini

Chief Financial Officer

S.A. Ibrahim

S.A. Ibrahim

Chief Executive Officer